November 8, 2018

Zhenfang Yang
Chief Financial Officer
China Carbon Graphite Group, Inc.
20955 Pathfinder Road
Suite 200
Diamond Bar, CA 91765

       Re: China Carbon Graphite Group, Inc.
           10-K for the Fiscal Year Ended December 31, 2017
           Filed April 2, 2018
           File No. 333-114564

Dear Mr. Yang:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2017

Report of Independent Registered Public Accounting Firm, page F-1

1. Please amend the filing to have your auditor include an audit report that complies with
      PCAOB Auditing Standard 3101. Refer to Rule 2-02 of Regulation S-X and SEC Release
      34-81916.



       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Zhenfang Yang
China Carbon Graphite Group, Inc.
November 8, 2018
Page 2

       You may contact Julie Sherman at (202) 551-3640 or Brian Cascio at (202) 551-3676
with any questions.



FirstName LastNameZhenfang Yang                          Sincerely,
Comapany NameChina Carbon Graphite Group, Inc.
                                                         Division of
Corporation Finance
November 8, 2018 Page 2                                  Office of Electronics
and Machinery
FirstName LastName